Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	Aneliya.Crawford@srz.com

May 15, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. Response Letters filed on May 8 and 9, 2019 Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George File No. 001-35887

Dear Mr. Duchovny:

On behalf of Parker H. Petit, David J. Furstenberg, and Shawn P. George (collectively, the “Filing Persons”), we are responding to your letter dated May 10, 2019 in connection with your response to our letter regarding the soliciting materials filed pursuant to Rule 14a-12 on April 24, 2019 and May 2, 2019 with respect to MiMedx Group, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Response Letter to Comment Letter dated April 24, 2019 filed May 8, 2019

1. We reissue prior comment 5. We believe that the attorney-client relationship between two nominees is material to a security holder’s decision whether to vote for or against either such nominees as it may bear on the nominees’ independence from each other.

In response to the Staff’s Comment, the Filing Persons respectfully direct the Staff’s attention to the Filing Persons’ Preliminary Proxy Statement filed with the SEC on May 10, 2019, in which they state the following on page 5:

Mr. Petit and Mr. George are party to an engagement letter whereby Mr. George has agreed to provide legal advice and consultation to Mr. Petit in connection with his investment in the Company.

Mr. Duchovny

May 15, 2019

Furthermore, please note that such relationship was terminated on May 10, 2019. As such, the revised proxy statement of the Filing Persons will include the following sentence after the foregoing: “On May 10, 2019, upon the filing of our preliminary proxy statement, the engagement terminated by mutual agreement.” A copy of the letter reflecting such termination is attached hereto as Exhibit A.

2. Please disclose the substance of the first and last paragraph of your response to prior comment 6.

In response to the Staff’s Comment, the Filing Persons will revise the relevant paragraph as follows (additions are indicated by underline, deletions are indicated by a strikethrough):

Our proposed Board members all have specific experience and talent to bring to the MiMedx Board. I believe that the first three individuals—myself, Shawn George and David Furstenberg—are not only well qualified candidates but already understand the majority of the legal issues and accounting issues that this Company has been facing. ~~would be relevant to the decisions associated with the decisions that have been made by the current Board since June of 2018~~ The current Board has made numerous decisions, that, in ~~my~~ our opinion, have been devastating to the Company. We believe a thorough review of those decisions is necessary and Dave, Shawn and myself have the skills, background and dedication to bring about the right change to MiMedx. As long-standing shareholders of MiMedx, we care about this Company, its shareholders, its employees and its impact on the healthcare industry.

3. Please disclose the substance of your response to prior comment 9 in any relevant future soliciting materials.

In response to the Staff’s Comment, the Filing Persons will comply with the Staff’s request and disclose the substance of our response to prior comment 9 in any relevant future soliciting materials.

4. Refer to prior comment 10. We do not believe you have supported the reference to any dilutive effect of a capital raise. Please confirm that you will not refer to the dilutive effect of any capital raise without support for such opinion.

In response to the Staff’s Comment, the Filing Persons confirm that they will not refer to a dilutive effect of a capital raise in future filings without support for such opinion.

Response Letter to Comment Letter dated May 2, 2019 filed May 9, 2019

5. We reissue comment 1. Until such time as the court indicates otherwise, please revise your disclosure to clarify that only three board seats will be up for election at the June 17, 2019 meeting.

In response to the Staff’s Comment, until such time as the court indicates otherwise, the Filing Persons will revise the disclosure to remove the words “at least” from the following sentence: “According to the court’s ruling, at least three Class II directors will be elected at the June 17 Annual Meeting.”

Mr. Duchovny

May 15, 2019

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

EXHIBIT A

Engagement Termination Letter

GEORGE & LORENSEN, *PLLC*
ATTORNEYS AT LAW *PROFESSIONAL LIMITED LIABILITY CORPORATION*

SHAWN P. GEORGE
CHARLES O. LORENSEN

1526 KANAWHA BOULEVARD, EAST
CHARLESTON, WEST VIRGINIA 25311

TELEPHONE (304) 343-5555
FACSIMILE (304) 342-2513

May 10, 2019

Via Email ***pete.thepetitgroup@gmail.com***
Parker H. "Pete" Petit
1650 Cox Road
Roswell, Georgia 30075

Re: Engagement

Dear Pete:

This confirms our mutual agreement that the limited engagement for which I was retained in March 2019, is now complete with the filing of the preliminary proxy. I have enjoyed the work and hope you found it beneficial. Please call or write with any questions.

Sincerely,

Shawn P. George